Morgan Stanley Institutional Fund, Inc.
International Opportunity Portfolio
Item 77O- Transactions effected pursuant to Rule 10f-3


Securities Purchased:	MakeMyTrip Limited
Purchase/Trade Date:	8/12/2010
Size of Offering/shares: 5,000,000
Offering Price of Shares: $14.000
Amount of Shares Purchased by Fund: 295
Percentage of Offering Purchased by Fund: 0.006
Percentage of Funds Total Assets: 0.074
Brokers: Morgan Stanley, Oppenheimer, Pacific
Crest Securities
Purchased from:  Pacific Crest Securities

Securities Purchased: E-Commerce China Dangdang ADR
Purchase/Trade Date:	12/7/2010
Size of Offering/shares: 17,000,000
Offering Price of Shares: $16.000
Amount of Shares Purchased by Fund: 303
Percentage of Offering Purchased by Fund: 0.002
Percentage of Funds Total Assets: 0.08
Brokers: Credit Suisse, Oppenheimer & Co., Piper
Jaffray, Morgan Stanley, Cowen and Company
Purchased from:  Credit Suisse